UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CareDx, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.001 per share

(Title of Class of Securities)

14167L103

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Peter Maag

President and Chief Executive Officer

CareDx, Inc.

3260 Bayshore Boulevard

Brisbane, CA 94005

(415) 287-2300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey T. Hartlin, Esq.

Paul Hastings LLP

1117 S. California Avenue

Palo Alto, CA 94304

(650) 320-1804

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$653,465.12	$81.36

*	Calculated solely for purposes of determining the filing fee. This amount assumes that all options to purchase shares of common stock of CareDx, Inc. that are eligible for exchange in this offer (representing an aggregate of 301,136 shares) will be exchanged for new options and cancelled pursuant to this offer. The aggregate value of such securities was $653,465.12 as of October 5, 2017, calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $124.50 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $81.36

Form or Registration No.: 005-88252

Filing party: CareDx, Inc.

Date filed: October 12, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends and supplements that certain Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2017, as amended and supplemented by Amendment No. 1 filed with the SEC on October 24, 2017 (the “Schedule TO”), by CareDx, Inc., a Delaware corporation (“CareDx” or the “Company”), in connection with the Company’s offer to exchange (the “Exchange Offer”) certain outstanding options (the “Eligible Options”) to purchase shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), whether vested or unvested, that are held by Eligible Option Holders that (i) were granted under the CareDx, Inc. 2008 Equity Incentive Plan, (ii) have an exercise price greater than or equal to $12.00 per share, and (iii) remain outstanding and underwater as of the expiration of the Exchange Offer. This Amendment No. 2 should be read in conjunction with the Schedule TO. Capitalized terms not defined in this Amendment No. 2 have the meanings given such terms in the Schedule TO.

This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 2 amends and supplements Item 4 of the Schedule TO in the manner set forth below, and all other items and exhibits contained in the Schedule TO remain unaffected.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

“The Exchange Offer expired at 9:00 p.m., Pacific Time, on November 8, 2017. Pursuant to the terms and conditions of the Exchange Offer, 26 Eligible Option Holders tendered for exchange, and the Company accepted, Eligible Options to purchase an aggregate of 285,815 shares of Common Stock, representing 94.91% of the total number of shares of Common Stock underlying Eligible Options. All surrendered Eligible Options were cancelled and, subject to the terms and conditions of the Exchange Offer, the Company granted New Options to purchase an aggregate of 174,369 shares of Common Stock in exchange for the tendered Eligible Options. The exercise price per share of the New Options granted pursuant to the Exchange Offer was $5.49 per share, which is equal to the closing price per share of the Common Stock on the NASDAQ Stock Market on November 9, 2017, the grant date of the New Options. The vesting terms of the New Options are described in detail in the Offer to Exchange.”

Item 12.	Exhibits.

Exhibit Number	Description

99(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Options, dated October 12, 2017, as amended October 24, 2017

99(a)(1)(B)*	Form of Announcement Email

99(a)(1)(C)*	Election Form

99(a)(1)(D)*	Withdrawal Form

99(a)(1)(E)*	Forms of Confirmation Email

99(a)(1)(F)*	Forms of Reminder Email

99(a)(1)(G)*	Form of Email Regarding Amended Offer Documents

99(d)(1)	2008 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (file no. 333-196494) filed with the SEC on June 3, 2014)

99(d)(2)	2014 Equity Incentive Plan (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (file no. 333-197493) filed with the SEC on July 18, 2014)

99(d)(3)*	Form of option agreement under the 2014 Equity Incentive Plan for the new options

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

CAREDX, INC.

By:	/s/ Peter Maag
Name: Peter Maag
Title: President and Chief Executive Officer

Date: November 9, 2017